April 19, 2005

via U.S. mail

Richard A. Linden
President and Chief Executive Officer
Merge Technologies Incorporated
1126 South 70th Street
Suite 107B
Milwaukee, Wisconsin 53214


Re:	Merge Technologies Incorporated
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2005
File No.  0-29486

Dear Mr. Linden:

	We have reviewed your revised preliminary proxy statement on
Schedule 14A and your responses to our letters dated March 18 and March 30, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed your response to comment 1 of our letter dated March 30, 2005 and need further clarification regarding your response in relation to paragraph 17(c) of SFAS 141.  You disclose on page
156
that the board of directors has not yet determined whether or how constitution of any of the board committees will change with the appointment to the board of certain Cedara directors in connection with the closing of the acquisition. In this regard, tell us whether you believe the initial composition of the governing body of the combined entity is other than temporary and provide evidence to support your assessment. Tell us whether there are any other arrangements that will serve to define the board composition after consummation and whether there are any current plans to change the nominating committee. Indicate how members are selected to be on the nominating committee and describe the process of nominating a director for the BOD (i.e., does the nominating committee have sole discretion on nominations?). In addition, describe the significant terms of the employment agreements with the CEO and the CFO including the basis for termination. That is, indicate whether the board can terminate these employees for any reason (e.g., "at will" employees).

2. We have reviewed your response to comment 2 of our letter dated March 30, 2005 and note on page 171 that you state that the estimation of in-process research and development charges has not been completed and as such, no charge has been included in the pro forma results of operations. Since the pro forma financial information is based on preliminary estimates and is to assist the investor, the amount of this charge should be included in the pro forma balance sheet along with the disclosures outlined in our prior comment no. 2. See Article 11-02(a) of Regulation S-X. Note that these amounts would not be considered in the pro forma results of operations as these amounts represent nonrecurring charges.

3. We have reviewed your response to comment 4 of our letter dated March 30, 2005. We note from your response that the $60 million anticipated to be recognized as acquired intangible assets include software and systems technology, trademarks and customer relationships. Provide further clarification of how you are able to support your preliminary estimate for the $60 million aggregate amount of intangible assets purchased in connection with the Cedara acquisition but not a preliminary allocation of this amount to the individual intangible assets. We reissue our previous comment to revise to specifically identify each amortizable intangible asset included in the $60 million as well as amounts expected to be allocated to each even if the allocation is a preliminary estimate.
See Article 11-02(a) of Regulation S-X. It should also be noted that your reference to Topic 3.II.G(1)(g) of the Division of Corporation
Finance manual entitled "Accounting Disclosure Rules and Practices," is not applicable since it applies to pre-acquisition contingencies under SFAS 38.

4. We have reviewed your response to comment 6 of our letter dated March 30, 2005. Tell us the nature of each element included in the maintenance obligation and the professional services obligation. Describe the terms of the engineering projects and why it represents deferred revenue. Expand footnote (8) of page 175 to better describe the each element included in your legal obligation. Since the pro forma financial information is based on preliminary estimates and is to assist the investor, the amount of this adjustment should be included in the pro forma balance sheet. See Article 11-02(a) of Regulation S-X.

The Merger Agreement, page 97

	Representations and Warranties, page 98
5. We note the added paragraph regarding the qualification of the representations and warranties of Merge and Cedara set forth in the merger agreement. Per the telephone conversation between Perry Hindin and Geoffrey Morgan, counsel to Merge, please revise this paragraph.
      Merge Proposal #2 - The Merge Articles of Amendment, page
147
6. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore, Staff Accountant, at (202) 824-5355 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff
Attorney, at (202) 942-2822 with questions on any other matters.
If
you require further assistance, you may contact me at (202) 942-
1800
with any other questions.

						Sincerely,


						Barbara C. Jacobs
Assistant Director
						Office of Computers and Online
Services

cc:	P. Gilmore
	P. Hindin
      via facsimile
Geoffrey Morgan
Michael Best & Friedrich LLP
	(F) (414) 277-0656
Merge Technologies Incorporated
April 19, 2005
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